UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 August 2016
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Press Release
Change in Segmental Reporting

8 August 2016

Following the significant acquisition activity undertaken during 2015, CRH has made some adjustments to its segmental reporting structure.
The LH Assets acquired in Q3 2015 have been fully integrated into the Group and will be reported as part of Europe Heavyside, Americas Materials and a newly created Asia reporting segment in our 2016 Interim Results announcement on Thursday, 25 August 2016.

Schedule 1 shows proforma figures for these segments for H1 2015. They have been adjusted to include proforma results attributable to the LH Assets and for C.R. Laurence ("CRL", also acquired in Q3 2015) for that period and exclude contributions from divested entities and certain one-off items. In addition they reflect a currency translation adjustment in order to provide comparatives on a constant currency basis with the first half 2016 figures for CRH which will be announced later this month.
Schedule 2 presents segmental sales and EBITDA for FY 2015 restated on the new reporting structure. Full year Group sales and EBITDA including the proforma FY 2015 contributions from the LH Assets and CRL acquisitions are also provided for comparison purposes.

****

For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp      Head of Investor Relations
Schedule 1
CRH H1 2015 Proforma Comparatives

				Exclude
	CRH	LH Assets/CRL	CRH incl.	Divested	One-off	Currency	Proforma
	Reported	Proforma1	LH Assets/CRL	entities	items2	translation3	H1 2015
Sales	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	1,760	1,961	3,721	(93)		(125)	3,503
Europe Lightside	475	-	475	(26)		(9)	440
Europe Distribution	2,010	-	2,010	(26)		(20)	1,964
	4,245	1,961	6,206	(145)		(154)	5,907

Americas Materials	2,235	496	2,731	(37)		(46)	2,648
Americas Products	1,903	244	2,147	(171)		(41)	1,935
Americas Distribution	987	-	987	-		-	987
	5,125	740	5,865	(208)		(87)	5,570

Asia	-	277	277	-		(14)	263
	9,370	2,978	12,348	(353)		(255)	11,740

EBITDA	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	125	255	380	(10)	8	(16)	362
Europe Lightside	46	-	46	(2)	-	(1)	43
Europe Distribution	54	-	54	(1)	32	(1)	84
	225	255	480	(13)	40	(18)	489

Americas Materials	113	23	136	4	17	(1)	156
Americas Products	179	43	222	(1)	-	(2)	219
Americas Distribution	38	-	38	-	-	-	38
	330	66	396	3	17	(3)	413

Asia	-	58	58	-	-	(4)	54
	555	379	934	(10)	57	(25)	956

1 The LH Assets and CRL acquisitions were completed in the third quarter of 2015, and accordingly the reported first half numbers for CRH in 2015 did not include any contribution from these acquisitions. The adjustment column includes the proforma first half 2015 sales and EBITDA generated by these businesses to provide meaningful comparatives with the consolidated first half 2016 Group numbers.

2 Two significant "one-off" costs were incurred by CRH in the first half of 2015: (i) expenses of €25m associated with the acquisition of the LH Assets, and (ii) a provision of €32m in respect of a fine imposed on CRH by the Swiss Competition Commission ("ComCo") following an investigation by ComCo into the sanitary (bathroom fixtures and fittings) distribution industry in Switzerland.

3 This column reflects the adjustments required to restate proforma H1 2015 numbers on a constant currency basis at 2016 rates to provide a meaningful comparative with the results for first half 2016 which will be published on 25 August 2016.

Schedule 2
CRH FY 2015 Segment Restatement
and adjusted comparatives including proforma full year
contributions from LH Assets and CRL

		Reallocation
	CRH	of contribution	CRH	LH Assets/CRL	CRH incl.
	Reported	from LH Assets1	Restated	Proforma2	LH Assets/CRL
Sales	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	3,607	1,649	5,256	2,260	7,516
Europe Lightside	961	-	961	-	961
Europe Distribution	4,158	-	4,158	-	4,158
	8,726	1,649	10,375	2,260	12,635

Americas Materials	6,400	618	7,018	526	7,544
Americas Products	3,862	-	3,862	346	4,208
Americas Distribution	2,229	-	2,229	-	2,229
	12,491	618	13,109	872	13,981

LH Assets	2,418	(2,418)	-	-	-
Asia	-	151	151	371	522
	23,635	-	23,635	3,503	27,138

EBITDA	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	334	126	460	309	769
Europe Lightside	100	-	100	-	100
Europe Distribution	171	-	171	-	171
	605	126	731	309	1,040

Americas Materials	912	43	955	45	1,000
Americas Products	391	-	391	81	472
Americas Distribution	140	-	140	-	140
	1,443	43	1,486	126	1,612

LH Assets	171	(171)	-	-	-
Asia	-	2	2	98	100
	2,219	-	2,219	533	2,752

1 CRH's reported results for 2015 showed post-acquisition sales and EBITDA from LH Assets (acquired in Q3 2015) as separate items in the analysis of results by segment. As these businesses have now been integrated into the CRH Group for 2016 reporting, prior year comparatives will be restated to allocate the 2015 contributions, and certain related head office costs, to the relevant reporting segment.

2 The full year proforma sales for the LH Assets in 2015 amounted to €5,575m, on which EBITDA of €820m was generated (before integration costs of €197m incurred by CRH). Equivalent full year numbers for CRL were sales of €508m and EBITDA of €104m. As post-acquisition contributions for both acquisitions are included in the reported 2015 numbers for CRH, the adjustment column includes the pre-acquisition 2015 sales and EBITDA in order to provide proforma comparatives with 2016 which will include full year contributions from both acquisitions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 08 August 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary